EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Western Gas Holdings, LLC (as general partner of Western Gas Partners, LP):

We consent to the incorporation by reference in the registration statements (No. 333‑193828) on Form S-3, (No. 333‑198436) on Form S-3, and (No. 333‑151317) on Form S-8 of Western Gas Partners, LP of our reports dated February 25, 2016, with respect to the consolidated balance sheets of Western Gas Partners, LP and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appears in the December 31, 2015 annual report on Form 10‑K of Western Gas Partners, LP.

Our report dated February 25, 2016, on the effectiveness of internal control over financial reporting as of December 31, 2015, expresses our opinion that Western Gas Partners, LP has not maintained effective internal control over financial reporting as of December 31, 2015 because of the effect of a material weakness on the achievement of the objective of the control criteria and contains an explanatory paragraph that states a material weakness has been identified and included in management’s assessment related to an inadequate understanding of generally accepted accounting principles related to impairment by certain individuals and a failure to follow accounting policies, resulting in a triggering event not being identified that would have led to an asset impairment.

/s/ KPMG LLP
Houston, Texas
February 25, 2016